October 16, 2023

Via Edgar

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Attention: Madeleine Mateo

Re:	Bancorp 34, Inc.
Draft Registration Statement on Form S-4
Filed on August 11, 2023
CIK No. 0001668340
File No. 333-273901

Dear Sir or Madam:

On behalf of Bancorp 34, Inc. (“Bancorp 34”), we hereby submit responses to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 7, 2023 (the “Comment Letter”) with respect to the above-referenced filing (the “Registration Statement”).

For your convenience, we have set forth each comment from the Comment Letter in italics and bold typeface and have included our response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

For S-4 filed August 11, 2023

What is the vote required to approve each proposal at the Bancorp 34 special meeting, page 3

1.	Please disclose here the percentage of shares subject to voting and support agreements.

Response: In response to the Staff’s comment, we have included the following additional disclosures on pages 4 and 5 of the Registration Statement, which includes the percentage of Bancorp 34 and CBOA shares, as applicable, subject to voting and support agreements:

Additional disclosure on page 4:

A total of 868,149 shares of Bancorp 34 common stock, representing approximately 23.7% of the outstanding shares of Bancorp 34 common stock entitled to vote at the Bancorp 34 special meeting are subject to voting and support agreements among Bancorp 34, CBOA and the holders of such shares. In exchange for these agreements, the only consideration provided to the holders of such shares was the execution of the merger agreement by CBOA.

Additional disclosure on page 5:

A total of 1,684,899 shares of CBOA common stock, representing approximately 16.2% of the outstanding shares of CBOA common stock entitled to vote at the CBOA special meeting are subject to voting and support agreements among CBOA, Bancorp 34 and the holders of such shares. In exchange for these agreements, the only consideration provided to the holders of such shares was the execution of the merger agreement by Bancorp 34.

Summary, page 9

2.	Please include organizational charts depicting the organizational structure of CBOA and Bank 34 both prior to and after the consummation of the transaction.

Response: In response to the Staff’s comment, we have included the following additional disclosure on page 10 of the Registration Statement, which includes a diagram of the organizational structure of CBOA and Bancorp 34 both prior to and after the consummation of the merger:

The following graphic depicts Bancorp 34’s and CBOA’s organizational structure* immediately prior to the merger and the bank merger:

The following graphic depicts Bancorp 34’s organizational structure* immediately after the consummation of the merger, in which CBOA will be merged with and into Bancorp 34, and the consummation of the bank merger, in which Commerce Bank of Arizona will be merged with and into Bank 34:

*The graphics above do not depict non-operating and immaterial subsidiaries of Bancorp 34 or CBOA, including CBOA Financial Statutory Trust 1, which was formed by CBOA in connection with certain trust preferred securities issued to investors and does not engage in any other business or activities, nor do they include subsidiaries of Bank 34.

Bancorp 34 Voting and Support Agreements, page 11

3.	We note that Bancorp 34's directors, Castle Creek and Brush Creek, and CBOA's directors have entered into voting and support agreements. Please disclose here and elsewhere as appropriate any consideration exchanged for these agreements.

Response: In response to the Staff’s comment, in addition to the revisions to pages 4 and 5 of the Registration Statement provided in our response to Comment 1 above, we have included the following additional disclosure on pages 14, 66 and 72 of the Registration Statement, which includes a disclosure that the only consideration provided to Bancorp 34’s directors, Castle Creek, Brush Creek or CBOA’s directors in exchange for the voting and support agreements was the execution of the merger agreement by the other party:

In exchange for these agreements, the only consideration provided to the holders of such shares was the execution of the merger agreement by the other party.[1]

[1] We note that with regard to the disclosures on pages 66 and 72 the clause “the other party” is replaced with the actual party name.

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Information About the Companies, page 16

4.	Please clarify here what you mean by small-to-medium-size businesses. Please also clarify what you mean by high net worth individuals on page 178.

Response: In response to the Staff’s comment, we have revised the disclosures on pages 19 and 210 of the Registration Statement, to include a disclosure to clarify what Bancorp 34 means by small-to-medium size businesses and a disclosure to clarify what CBOA means by high net worth individuals.

Risk Factors, page 27

5.	We note your disclosure on page 88 that, by virtue of Bancorp 34 becoming subject to Section 15(d) (as opposed to registering its common stock under Section 12), Bancorp 34 (and its directors, officers, and principal stockholders) will not be subject to compliance with Sections 16, 13(d) and 13(f). Similarly, Bancorp 34 will not have to comply with the tender offer and proxy rules. Please discuss this in a risk factor and address any material effects this may have on investors.

Response: In response to the Staff’s comment, we have included the following additional summary risk factor on page 29 of the Registration Statement and an additional risk factor on page 63 of the Registration Statement, which includes a disclosure describing registration of Bancorp 34’s common stock under Section 15(d) (as opposed to registration under Section 12) and addresses any material effects this may have on investors:

Additional summary risk factor on page 29 (Summary of Material Risks – Risks Related to Bancorp 34 Common Stock):

•	As a reporting issuer under Section 15(d) of the Exchange Act, we file more limited reports with the SEC than other companies registered under Section 12 of the Exchange Act.

Additional risk factor on page 63:

As a reporting issuer under Section 15(d) of the Exchange Act, we file more limited reports with the SEC than other companies who are registered under Section 12 of the Exchange Act. This lack of transparency may make it more difficult for investors in our securities to make informed investment decisions, and there may be a less active trading market for our common stock.

While we are subject to Section 15(d) of the Exchange Act, and accordingly will file annual, quarterly, and current reports on Forms 10-K, 10-Q, and 8-K with the SEC on the SEC’s website at http://www.sec.gov, we do not have a class of securities registered under Section 12 of the Exchange Act. Consequently, we will file more limited reports with the SEC than other companies whose shares are registered under Section 12. For example, as a filer subject to Section 15(d) of the Exchange Act, the company is not required to prepare proxy or information statements; our common stock is not subject to the protection of the going private regulations; the company is subject to only limited portions of the tender offer rules; our officers, directors, and more than ten (10%) percent stockholders are not required to file beneficial ownership reports about their holdings in our company; such persons are not subject to the short-swing profit recovery provisions of the Exchange Act; and stockholders of more than five percent (5%) are not required to report information about their ownership positions in the securities. As a result, investors will have less visibility as to the company and its financial condition than they would if the company had a class of securities registered under Section 12 of the Exchange Act.

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While we believe that the disclosure requirements of SEC regulations applicable to us will collectively provide transparency to the investment community and allow informed investment decisions to be made by investors in our securities, there is no assurance that the reduced transparency afforded to registrations under Section 15(d) will not also reduce the information available to investors and make investment decisions in our securities more difficult. If some investors find Bancorp 34’s common stock less attractive because Bancorp 34 may rely on these reduced disclosure obligations, there may be a less active trading market for our common stock and our stock price may be more volatile.

Recent events impacting the financial services, page 31

6.	We note your disclosure that recent events and developments have, and could continue to, adversely impact the market price and volatility of Bancorp 34's and CBOA's common stock. Please expand your disclosure to discuss how the market price and volatility of the companies' stock may have been adversely impacted by recent events.

Response: In response to the Staff’s comment, we have included additional disclosures in the applicable risk factor on page 39 of the Registration Statement, which includes a disclosure discussing how the market price and volatility of the companies’ stock may have been adversely impacted by recent events.

Our business may be adversely affected by economic conditions, page 32

7.	Please further discuss whether your primary markets of Arizona and New Mexico are currently experiencing any of the economic conditions listed in this risk factor and any material effects this has had on your business, if any.

Response: In response to the Staff’s comment, we have included additional disclosure in the applicable risk factor on pages 40 – 41 of the Registration Statement, which includes a disclosure discussing economic trends for the Arizona and New Mexico markets.

The Federal Reserve has implemented significant economic strategies, page 33

8.	We note your disclosure that these strategies have had, and will continue to have, a significant impact on your business and on many of your clients. Please further discuss how the strategies discussed in this risk factor may materially affect your business and any material risks to your investors, so that investors may assess the risks. For instance, discuss how the raising of short term rates affects your business.

Response: In response to the Staff’s comment, we have included the following paragraph in the applicable risk factor on page 42 of the Registration Statement, which includes a disclosure discussing how Federal Reserve strategies may materially affect Bancorp 34’s business and any material risks to investors:

These increases in interest rates may have significant and adverse effects upon our business as well as the business of many of our customers. For example, the raising of short-term interest rates: (i) increases our cost of funds due largely to overall increases in the cost of our deposits which may decrease our net interest margin; (ii) increases the cost of our other funding sources such as borrowings from the Federal Home Loan Bank which we utilize for liquidity which may further decrease our net interest margins; (iii) may cause a decline in the value of our investment portfolio which could result in unrealized or realized losses if the investments are sold; (iv) may cause a decline in the demand for our products if borrowers are no longer able to afford our loans or if our competitors offer more attractive rates for loans or deposits; and (v) may cause an increase in the number of customers who default on their loans or obligations to us as they may not be able to fund higher loan payments on floating interest rate loans or have the ability to refinance maturing loans at higher interest rates. Risks associated with interest rates and the yield curve and their potential effects on financial institutions are further discussed in these Risk Factors under the Caption Lending and Interest Rate Risks.

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A failure in our breach of our operational or security systems or infrastructure, page 39

9.	Please add a risk factor to disclose the nature of your board of director's role in overseeing your cybersecurity risk management, the manner in which the board administers this oversight function and any effect this has on the board’s leadership structure.

Response: In response to the Staff’s comment, we have included the following risk factor on pages 50 – 51 of the Registration Statement, which includes a disclosure of Bancorp 34’s board of directors’ role in overseeing cybersecurity risk management and the manner in which the board administers this oversight function. The board of directors’ role in overseeing cybersecurity risk management will not have an effect on the board’s leadership structure.

Additional Risk Factor on pages 50 – 51:

Our board and its committees oversee our cybersecurity, disaster recovery and business continuity risk management framework. Our governance oversight of cybersecurity, disaster recovery and business continuity risk management framework may not be effective in mitigating risks and/or losses.

Our board of directors oversees our cybersecurity, disaster recovery and business continuity risk management framework. The board of directors reviews and approves our cybersecurity, disaster recovery and business continuity risk management framework on an annual basis. The board has delegated the primary review of our cybersecurity, disaster recovery and business continuity risk management framework and related policies and procedures to the risk committee of the board of directors, which committee reports and makes recommendations to the board of directors. Senior management is responsible for establishing, implementing, maintaining and testing our policies and procedures related to cybersecurity, disaster recovery and business continuity and provides reports on these matters to the risk committee. The risk committee reports its activities to the full board of directors.

While we have implemented a cybersecurity, disaster recovery and business continuity risk management framework to mitigate our loss and risk exposure, there is no assurance that such framework will be effective under all circumstances. Failures in our governance oversight of cybersecurity, disaster recovery and business continuity risk management framework could cause us to be more vulnerable to cyber attacks and disruptions to our systems supporting customer activities, such as our online banking and mobile application which could result in disruptions to our business, result in the disclosure or misuse of confidential proprietary information, damage our reputation, increase our costs and cause losses. Risks associated with cybersecurity and disruptions to our operations are further addressed in these Risk Factors under the Caption Operational Risks.

Background of the Merger, page 61

10.	We note that the CBOA board of directors and Bancorp 34 board of directors engaged in reviews and discussions of long-term strategies and objectives, including merging with another financial institution or acquiring other financial institutions. Please discuss, if applicable, whether any other acquisition targets were identified by either CBOA or Bancorp 34. We also note your disclosure that from time to time CBOA and Bancorp 34 each considered different strategic options, including a merger. Please expand the background section to explain why both CBOA and Bancorp 34 chose to do this merger at this time, as opposed to other merger opportunities or other strategic options in the past.

Response: In response to the Staff’s comment, we have updated the “Background of the Merger” section of the Registration Statement to include additional information related to the identification of other acquisition targets and strategic options and to provide additional information to support the companies’ decisions to do this merger at this time.

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11.	Please ensure your disclosure is clear about the persons involved in negotiations or meetings. For example, where you refer to the "board" or "management," please clarify which members of the board were in attendance or otherwise list the members in attendance.

Response: In response to the Staff’s comment, we have updated the “Background of the Merger” section of the Registration Statement to identify individuals in attendance during negotiations and meetings.

12.	We note your disclosure that the CBOA board considered the all-stock nature of the merger consideration. We also note that Bancorp 34 will provide cash consideration to CBOA shareholders for fractional shares. Please provide clarification as to how the CBOA board considered the cash portion of the merger consideration for fractional shares.

Response: In response to the Staff’s comment, we have updated the “CBOA’s Reasons for the Merger; Recommendation of the CBOA Board of Directors” section of the Registration Statement to include a discussion as to how the CBOA board considered the cash portion of the merger consideration for fractional shares.

13.	Please revise to expand your discussion regarding how the exchange ratio was determined. In this regard, clarify which side proposed the merger consideration. Discuss in more detail how the terms of the agreement were reached.

Response: In response to the Staff’s comment, we have updated the “Background of the Merger” section of the Registration Statement to include additional detail regarding proposals for the merger consideration and how the terms of the agreement were reached, including an expanded discussion of how the exchange ratio was determined and which sides proposed revisions to the merger consideration during negotiations.

CBOA's Reasons for the Merger; Recommendation, page 63

14.	We note the disclosure that CBOA's common stock is quoted on the OTC Markets Groups, Inc.'s Pink Open Market and traded infrequently. We also note, as discussed at page 128 under "The Market for Bancorp 34 Common Stock," Bancorp 34 common stock does not have an established market. Please address how the CBOA Board of Directions considered the potential difficulty in valuing the consideration given that neither company's stock appears to have an established market. Similarly discuss how Bancorp 34's Board considered this as well, in the disclosure under "Bancorp 34's Reasons for the Merger; Recommendation," at page 78.

Response: In response to the Staff’s comments, we have updated the “Background of the Merger,” “CBOA’s Reasons for the Merger; Recommendation of the CBOA Board of Directors” and “Bancorp 34’s Reasons for the Merger; Recommendation of the Bancorp 34 Board of Directors” sections of the Registration Statement to include how the CBOA and Bancorp 34 board of directors considered the difficulty in valuing the merger consideration in light of the limited established market for each company’s common stock.

Listing of Bancorp 34 Common Stock and No Restrictions on Resale, page 88

15.	We note your disclosure that Bancorp 34 has agreed to take all actions reasonable necessary to permit the shares of Bancorp 34 common stock issued to CBOA shareholders in the merger to be listed on the primary exchange, or broker-dealer network on which Bancorp 34 common stock is listed or quoted. Please provide additional clarifying disclosure regarding whether Bancorp 34 intends to continue listing its shares on the OTC markets. Please also discuss here and in the risk factors sections any material effects on investors if Bancorp 34 is not successful in listing such shares.

Response: In response to the Staff’s comment, we have revised the risk factor or page 38 of the Registration Statement to include additional disclosure regarding the risks to investors if Bancorp 34 is not successful in listing the shares issued to CBOA shareholders as merger consideration and included an additional disclosure on page 109 regarding Bancorp 34’s intention to continue listing its shares on the OTC markets. Specifically, the excerpts below, have been included in the Registration Statement:

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Addition to Risk Factor on page 38:

In addition, pursuant to the merger agreement, Bancorp 34 has agreed to take all actions reasonably necessary, and otherwise use its reasonable best efforts, to permit the shares of Bancorp 34 common stock issued to CBOA shareholders in the merger to be listed or quoted on the primary exchange, or broker-dealer network on which Bancorp 34 common stock is listed or quoted, which listing is also a condition to the closing of the merger. While Bancorp 34 currently intends to continue to have its common stock being quoted on the OTCQB Venture Market, including the shares of Bancorp 34 common stock issued to CBOA shareholders in the merger, there is no assurance that Bancorp 34 common stock will continue to be quoted on OTCQB Venture Market or any other exchange after the closing of the merger. If Bancorp 34 common stock is not quoted on OTCQB Venture Market or quoted or listed on a similar exchange or broker-dealer network in the future, there can be no assurance that an active and liquid trading market for Bancorp 34 will develop, or once developed, will continue, nor any assurance that CBOA shareholders will be able to sell their shares at or above any particular price following the merger.

Addition to disclosure on page 109:

Listing of Bancorp 34 Common Stock and No Restrictions on Resale

While Bancorp 34 intends to continue listing its common stock on the OTCQB Venture Market, including the shares of Bancorp 34 common stock issued to CBOA shareholders in the merger, there is no assurance that Bancorp 34 common stock will continue to be listed on the OTCQB Venture Market or any other exchange after the closing of the merger. Risks associated with the merger and Bancorp 34’s common stock are discussed in the Risk Factors of this joint proxy statement/prospectus, see “Risk Factors—Risks Related to the Merger,” beginning on page 33 and “Risk Factors—Risks Related to Bancorp 34 Common Stock,” beginning on page 62.

Unaudited Pro Forma Condensed Combined Financial Information

Note 2 – Preliminary Purchase Price Allocation, page 115

16.	In your tabular presentation of CBOA Net Assets at Fair Value, we note that the Other liabilities assumed at fair value were $5,784. However, we also note that the amount of Other liabilities of CBOA on the unaudited condensed combined balance sheet, on page 112, were $4,997 with no corresponding pro forma adjustment. Please reconcile this difference and revise your disclosure to clarify.

Response: In response to the Staff’s comment, we have revised the tabular presentation on page 139 of the Registration Statement to reconcile the Other Liabilities assumed which do not require a corresponding pro forma adjustment.

Note 3 – Pro Forma Adjustments, page 117

17.	We note your disclosure in Note E describing an adjustment to other assets to reflect deferred tax asset of $1,025 thousand. However, the adjustment on the unaudited condensed combined pro forma balance sheet, on page 112, reflects a deferred tax asset balance of $488. Please reconcile this difference and revise your disclosure to clarify.

Response: In response to the Staff’s comment, we have reconciled the tabular presentation on page 139 of the Registration Statement with our disclosure in Note E.

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18.	We note your disclosure in Note W to reflect an income statement adjustment of $2,155 for the year ended December 31, 2022. However, the corresponding adjustment W on the unaudited condensed combined statement of income, on page 114, reflects no adjustment amount. Please reconcile this difference and revise your disclosure to clarify. In addition, tell us how this adjustment is reflected in your pro forma balance sheet.

Response: In response to the Staff’s comment, we have reconciled the tabular presentation on page 140 of the Registration Statement and Note T regarding the adjustment to the provision for credit losses.

Our Competitive Strengths, page 122

19.	Please balance your discussion of your competitive strengths. For example, please balance the discussion of your effective talent and customer acquisition strategy in growth markets benefitting from recent consolidations with a discussion of competition for employees, as you discuss in the last risk on page 40.

Response: In response to the Staff’s comment, we have updated the section “Our Competitive Strengths” on pages 150 and 151 of the Registration Statement to include a balanced discussion of our competitive strengths in light of the Risk Factors included in the Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Bancorp 34 Critical Accounting Estimates, page 129

20.	Please revise your disclosures to also include a more thorough discussion of your Critical Accounting Estimates. This information should include why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amount to the methods, assumptions and estimates underlying its calculation. In addition, provide similar updates to the CBOA critical accounting estimates disclosures beginning on page 181. Refer to Item 303(b)(3) of Regulation S-K.

Response: In response to the Staff’s comment, we have updated Bancorp 34’s and CBOA’s Critical Accounting Estimates in the Registration Statement to include the information requested.

Security Ownership of Certain Beneficial Owners, page 159

21.	For each of the entities listed as 5% stockholders, please also disclose the natural person or persons with voting or investment control of the shares.

Response: In response to the Staff’s comment, we have revised footnotes (14) – (16) in the Bancorp 34 beneficial ownership table in the Registration Statement with respect to Brush Creek-B34, LLC, Castle Creek Partners VIII, L.P., and AB Financial Services Opportunities to read as follows:

(14)       The address of Brush Creek-B34, LLC (“Brush Creek-B34”) is 2549 V. Main Street, Suite 201, Littletown, co 80120. BCP Manager, LLC is the general partner of Brush Creek Partners, LP, the sole owner of Brush Creek-B34. Kevin Ahern and Scott Majerhofer are managing partners of Brush Creek Partners, LP. The effect of this ownership structure is that Mr. Ahern holds voting and investment control of Brush Creek-B34’s shares of Bancorp 34, and in Mr. Ahern’s absence Mr. Maierhofer holds voting and investment control of Brush Creek-B34’s shares of Bancorp 34.

(15)       The address of Castle Creek Capital Partners VIII, L.P. is 11682 EI Camino Real, ste 320, San Diego, CA 92130. Castle Creek Capital LLC is the sole general partner of Castle Creek Partners VIII, L.P. Spencer Cohn is the director of Castle Creek Partners VIII, L.P., and David Volk is the managing principal of Castle Creek Partners VIII, L.P. The effect of this ownership structure is that Mr. Cohn holds voting and investment control of Castle Creek Capital Partners VIII, L.P.’s shares of Bancorp 34, and in Mr. Cohn’s absence Mr. Volk holds voting and investment control of Castle Creek Capital Partners VIII, L.P.’s shares of Bancorp 34.

(16)       The address of AllianceBernstein Financial Services Opportunities Fund (“ABSOF”) is c/o AllianceBernstein L.P., 1345 Avenue of the Americas, New York, NY 10105. Mike Howard, the Chief Investment Officer of ABSOF holds voting and investment control of ABSOF’s shares of Bancorp 34.

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Information about CBOA Financial, Inc., page 178

22.	Please expand your disclosure regarding CBOA's business to discuss CBOA's loan portfolio and lending activities, similar to the discussion provided by Bancorp 34, at page 124.

Response: In response to the Staff’s comment, we have updated CBOA’s loan disclosure on pages 210 – 213 of the Registration Statement to include an expanded disclosure regarding CBOA’s loan portfolio and lending activities.

Annex C - Opinion of MJC Partners, LLC, page C-3

23.	Please remove the statement that the letter "is solely for the information of the Board of Directors of BCTF" to remove the implication that investors are not entitled to rely on the disclosure in this section.

Response: In response to the Staff’s comment, the second to last paragraph of the Opinion of MJC Partners, LLC as attached as Annex C to the Registration Statement has been revised to read as follows:

This opinion is directed to the Board of Directors of Bancorp 34 in connection with its consideration of the Agreement and the Merger, and while we approve its inclusion in its entirety in the proxy and related materials delivered to stockholders of Bancorp 34 in connection with the proposed Merger, our Opinion does not constitute a recommendation to any stockholder of Bancorp 34 as to how any such stockholder should vote at any meeting of stockholder called to consider and vote upon the approval of the Agreement and the Merger.

Exhibits

24.	Please add the Jet Fuel Incentive Plan as an exhibit or tell us why you believe this is not required.

Response: We advise the Commission that we do not believe that attaching the Jet Fuel Incentive Plan as an exhibit to the Registration Statement is required by SEC rules. Specifically, 17 CFR § 229.601(b)(10)(iii)(C)(4) does not require the filing of “[a]ny compensatory plan, contract or arrangement which pursuant to its terms is available to employees, officers or directors generally and which in operation provides for the same method of allocation of benefits between management and nonmanagement participants.” Bancorp 34’s Jet Fuel Incentive Plan rewards employees for the generation of new deposit accounts and is (i) available to all Bancorp 34 and Bank 34 employees generally, and (ii) in operation, provides for the same method of allocation between management and nonmanagement participants. We also note that incentives paid under the Jet Fuel Incentive Plan are not material in amount or significant to Bancorp 34 or its financial statements. For example, in 2022, the total incentives paid to employees under the Jet Fuel Incentive Plan were less than $65 thousand.

General

25.	We note that Article 12 of the Articles of Incorporation of Bancorp 34, Inc. selects a state or federal court located within the state of Maryland as the exclusive forum for certain litigation, including any "derivative action." Please add disclosure describing this provision in the "Description of Capital Stock," "Comparison of Stockholders' Rights," and "Risk Factors" sections of the registration statement. Please also disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response: In response to the Staff’s comment, we have updated the following disclosures in the Registration Statement: “Description of Capital Stock of Bancorp 34,” “Comparison of Stockholders’ Rights,” and “Risk Factors.” The updated disclosures address each of the items in the Staff’s comment above.

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Additional disclosure in “Description of Capital Stock of Bancorp 34” on page 245:

Exclusive Forum Provision

The articles of incorporation of Bancorp 34 contain an exclusive forum provision. Under such provision, unless Bancorp 34 consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Bancorp 34, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Bancorp 34 to Bancorp 34 or Bancorp 34’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the MGCL, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be a state or federal court located within the state of Maryland, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of Bancorp 34 shall be deemed to have notice of and consented to the provisions of this exclusive forum provision. This exclusive forum provision is intended to assist Bancorp 34 in avoiding unnecessarily redundant, inconvenient, costly, unnecessary, time-consuming and sometimes lawyer-driven litigation, where multiple lawsuits are filed in multiple jurisdictions regarding the same matter. By limiting the ability of third parties and Bancorp 34’s stockholders to file lawsuits related to intra-corporate disputes in the forum of their choosing, this exclusive forum provision should provide a plaintiff with a jurisdiction in the state of our incorporation, but it could have the effect of deterring such lawsuits, which could include potential takeover-related lawsuits. This exclusive forum provision does not apply to actions arising under the Securities Act or Exchange Act.

Additional disclosure in “Comparison of Stockholders’ Rights” on page 252:

EXCLUSIVE FORUM

There is not an exclusive forum provision in CBOA’s articles of incorporation.	Bancorp 34’s articles of incorporation provide that, unless Bancorp 34 consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Bancorp 34, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Bancorp 34 to Bancorp 34 or Bancorp 34’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the MGCL, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be a state or federal court located within the state of Maryland, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. Any person or entity acquiring any interest in shares of capital stock of Bancorp 34 shall be deemed to have notice of and consented to the provisions of this exclusive forum provision.

Additional Risk Factor on page 64:

The Bancorp 34 articles of incorporation designate the state and federal courts located within the state of Maryland as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by Bancorp 34’s stockholders, which could limit Bancorp 34’s stockholders’ ability to obtain a favorable judicial forum for disputes with Bancorp 34 or its directors, officers or employees.

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The Bancorp 34 articles of incorporation provide that, unless Bancorp 34 consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Bancorp 34, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Bancorp 34 to Bancorp 34 or Bancorp 34’s stockholders, (iii) any action asserting a claim pursuant to any provision of the MGCL, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be a state or federal court located within the state of Maryland, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. Bancorp 34 believes that requiring these claims to be filed in the state of Maryland is advisable because (i) doing so avoids unnecessarily redundant, inconvenient, costly, unnecessary, time-consuming and sometimes lawyer-driven litigation in multiple forums and (ii) Maryland courts are authoritative on matters of Maryland law and Maryland judges have more experience in dealing with issues of Maryland corporate law than judges in any other state. This exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that the stockholder believes is favorable for disputes with Bancorp 34 or its directors, officers or employees, which may discourage meritorious claims from being asserted against Bancorp 34 and its directors, officers and employees. Alternatively, if a court were to find this provision of the Bancorp 34 articles of incorporation inapplicable to, or unenforceable in respect of, one ore of the specified types of actions or proceedings, Bancorp 34 may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition, or results of operations.

We are available to discuss any of our responses with you at your convenience. Should you have any questions or want to discuss these matters further, please contact me at (623) 334-6048.

Very truly yours,

/s/ James T. Crotty
James T. Crotty

cc:	Susan Block, U.S. Securities and Exchange Commission
Michael Henderson, U.S. Securities and Exchange Commission
Sarmad Makhdoom, U.S. Securities and Exchange Commission
Brennan Ryan, Nelson Mullins Riley & Scarborough, LLP
John Willis, Nelson Mullins Riley & Scarborough, LLP

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